Exhibit 97
InterDigital, Inc. Clawback Policy
(Revised August 2023)

In accordance with the applicable rules of the Nasdaq Stock Market and Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934 (“Exchange Act”) (together, the “Clawback Rules”), the Board of Directors of InterDigital, Inc. (the “Company”), has adopted this Policy to provide for the recovery of certain compensation previously awarded, granted, earned and/or paid to Executives of the Company. The Board has delegated authority to the Compensation Committee to oversee the Policy’s administration. Capitalized terms used are defined below. This Policy shall apply to Incentive-Based Compensation received on or after October 2, 2023 (the “Effective Date”).
Policy:
In the event of any Restatement due to the Company’s material, non-compliance with financial reporting requirements under the U.S. securities law, each Executive1 will be required to repay or forfeit any Excess Compensation (calculated in the manner described below) Received by the Executive during the Clawback Period. In no event shall the Company be required to award an Executive an additional payment if the restated or accurate financial results would have resulted in a higher incentive compensation payment.
The Compensation Committee will take such reasonable action as it deems appropriate, in its sole and absolute discretion, to promptly recover the Excess Compensation in accordance with Clawback Rules, unless a majority of the independent members of the Board (or, if composed of independent directors, the Compensation Committee) determines that it would be impracticable to recover such amount because (1) the Company has made a reasonable and documented attempt to recover the Excess Compensation and has determined that the direct costs of enforcing recovery would exceed the Excess Compensation, or (2) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder. To the extent the Excess Compensation represents an award which has previously been deferred, such deferred compensation award shall be forfeited. Without otherwise limiting the Company’s authority to recover the Excess Compensation hereunder, the Company shall have the authority to unilaterally forfeit an Executive’s deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code.
Definitions:
Restatement – means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under applicable federal securities laws in accordance with Rule 10D-1 of the Exchange Act, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that corrects an error that is not material to previously issued financial statements but would result in a material misstatement if the error correction was recognized in the current period or left uncorrected in the current period.
Changes to financial statements that do not constitute a Restatement include retrospective: (i) application of a change from one generally accepted accounting principle to another generally accepted accounting principle; (ii) revisions to reportable segment information due to a change in internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; (v) adjustments to provisional amounts in connection with a prior business combination; and (vi) revisions for stock splits, reverse stock splits, stock dividends, or other changes in capital structure.
1 The Company retains the ability to extend this policy to all/ any Other Executive at its absolute discretion.

Clawback Period – Any of the completed three fiscal years immediately preceding:
•the date that the Company’s Board (or Audit Committee) concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or
•the date that a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.
For the avoidance of doubt, the Clawback Period with respect to an Executive applies to Incentive-Based Compensation Received by the Executive (a) after beginning service as an Executive (including compensation derived from an award authorized before the individual is newly hired as an executive (e.g., inducement grants) and (b) if that person served as an Executive at any time during the Performance Period for such Incentive-Based Compensation.
Excess Compensation – the amount of Incentive-Based Compensation received by the Executive on or after the Effective Date that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the Restatement without regard to any taxes paid.
After a Restatement, the Company will recalculate the applicable Financial Reporting Measure and Excess Compensation in accordance with the Clawback Rules and any other SEC and exchange requirements. The Company will determine whether, based on that Financial Reporting Measure as calculated relying on the original financial statements, an Executive received a greater amount of Incentive-Based Compensation than would have been received applying the recalculated Financial Reporting Measure. Where Incentive-Based Compensation is based only in part on the achievement of a Financial Reporting Measure performance goal, the Company will determine the portion of the original Incentive-Based Compensation based on or derived from the Financial Reporting Measure which was restated and will recalculate the affected portion based on the Financial Reporting Measure as restated to determine the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the Restatement. The Excess Compensation will be calculated on a pre-tax basis to ensure that the Company recovers the full amount of Incentive-Based Compensation that was erroneously awarded. Documentation of the Company’s calculation of the Excess Compensation shall be maintained and may be provided to NASDAQ as required by the Clawback Rules.
If equity compensation is recoverable due to being granted to the Executive (when the accounting results were the reason the equity compensation was granted) or vested by the Executive (when the accounting results were the reason the equity compensation was vested), in each case during the Clawback Period, then the Company will recover the excess portion of the equity award that would not have been granted or vested based on the Restatement, as follows:
•if the equity award is still outstanding, the Executive will forfeit the excess portion of the award;
•if the equity award has been exercised or settled into shares (the “Underlying Shares”), and the Executive still holds the Underlying Shares, the Company will recover the number of Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares); and
•if the Underlying Shares have been sold by the Executive, the Company will recover the proceeds received by the Executive from the sale of the Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares).
Executive - any current or former executive officer (as defined under Rule 10D-1) of the Company. This includes the Company’s current or former principal executive officer, president, principal financial officer, chief accounting officer or controller, any vice-president of the Company in charge of a principal business unit, division or function, any any other current or former officer or person who performs or performed a significant policy-making function for the Company, including executive officers of Company subsidiaries or the Company’s parent, if they perform such policy-making functions. All Executives are subject to this Policy, even if an Executive had no responsibility for the financial statement errors which required restatement. The Board determines who shall be an Executive for purposes of this policy on an annual basis.

Incentive-Based Compensation – includes all incentive-based compensation (including any cash or equity compensation) that is granted, earned or vested based wholly or in part upon the attainment of any Financial Reporting Measure. Incentive-Based Compensation does not include (i) base annual salary, (ii) compensation which is awarded based solely on service to the Company (e.g. a time-vested award, including time-vesting stock options or time-based restricted share units), or (iii) compensation which is awarded based solely on subjective standards, strategic measures (e.g. completion of a merger) or operational measures (e.g. attainment of a certain market share).
Incentive-Based Compensation is deemed Received in the fiscal period during which the applicable Financial Reporting Measure (as specified in the terms of the award) is attained (the “Performance Period”), even if the payment or grant occurs after the end of that fiscal period.
Financial Reporting Measures – measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures derived wholly or in part from such financial information (including non-GAAP measures, stock price and total shareholder return).
Other Executive – any executive vice president that reports directly to the Chief Executive Officer.
General Provisions:
The Company will not indemnify or provide insurance to cover any repayment of Incentive-Based Compensation in accordance with this Policy.
Recovery of Excess Compensation under this Policy is on a “no fault” basis, meaning that it will occur regardless of whether the Executive engaged in misconduct or was otherwise directly or indirectly responsible, in whole or in part, for the Restatement.
The provisions of this Policy apply to the fullest extent of the law; provided however, to the extent that any provisions of this Policy are found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.
This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any Executive that is required pursuant to any other statutory repayment requirement (regardless of whether implemented at any time prior to or following the adoption of this Policy) or any other recoupment policy of, or agreement with, the Company; however, this Policy will not duplicate requirements on the same repayment. Nothing in this Policy in any way detracts from or limits any obligation that those subject to it have in law or pursuant to a management, employment, consulting, equity award or other plan or agreement with the Company or any of its subsidiaries.
The Board has full authority and discretion to administer, interpret and make determinations under this Policy. The Board has delegated its authority to the Compensation Committee. All determinations and decisions made by the Compensation Committee pursuant to the provisions of this Policy shall be final, conclusive and binding on the Company, its subsidiaries and the persons to whom this Policy applies. Actions by the Compensation Committee need not be uniform with respect to any or all Executives or Other Executives.
This Policy may be amended by the Board or the Compensation Committee from time to time. Changes to this Policy will be communicated to all persons to whom this Policy applies. Executives are required to acknowledge annually that they have read this Policy and understand this Policy shall be binding and enforceable against them, their beneficiaries, heirs, executors, administrators or other legal representatives, as attached in Appendix A. Questions about the interpretation of this Policy should be addressed to the Company’s Chief Legal Officer.

Appendix A
InterDigital, Inc. Clawback Policy
ACKNOWLEDGMENT

The undersigned acknowledges and agrees that the undersigned (i) is, and will be, subject to the InterDigital, Inc. Clawback Policy (the “Policy”) to which this acknowledgement is appended, and (ii) will abide by the terms of the Policy, including by returning Excess Compensation (as defined in the Policy) pursuant to whatever method the Board determines is advisable to achieve reasonably prompt recovery of such Excess Compensation, as prescribed under the Policy.

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Signature

Dated:

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